Exhibit 19.1

NextNav Insider Trading Policy

Introduction

Federal and state securities laws generally prohibit any person who is aware of material non-public information (“MNPI”) about a company from trading in securities of that company.  These laws also prohibit such person from disclosing MNPI to other persons who may trade on the basis of that information.

Our board of directors has adopted this policy to promote compliance with these laws and to protect you and our Company from the serious liabilities and penalties that can result from violations of these laws.

It is the responsibility of every employee, consultant, officer, and director of NextNav to comply with the securities laws and this policy.  If you have questions about this policy, please contact the NextNav Legal Department.

Persons Subject to This Policy

If you are an employee, consultant, officer, or director of NextNav Inc. (the “Company” or “we”) or any of its subsidiaries, then this policy applies to you.

It also applies to your family members who reside with you (including a spouse, a child, a child away at college, stepchildren, grandchildren, parents, stepparents, grandparents, siblings and in-laws), anyone else who lives with you, any family members who do not live with you but whose transactions in Company securities are directed by you or are subject to your influence or control (such as parents or children who consult with you before they trade in Company securities) (collectively referred to as “Family Members”) and any entity whose transactions in Company securities are influenced or controlled by you or any of your Family Members (collectively referred to as “Controlled Entities”).  You are responsible for the transactions in Company securities by Family Members and Controlled Entities and, therefore, you should make them aware of the need to confer with you before they trade in Company securities. You should treat all such transactions in Company securities by Family Members and Controlled Entities for the purposes of this policy and applicable securities laws as if the transactions were for your own account. This Policy does not, however, apply to personal securities transactions of Family Members where the purchase or sale decision is made by a third party not controlled by, influenced by or related to you or your Family Members.

If you possess MNPI regarding us at the time your employment or other services with us terminates, you remain subject to this policy until the information has been publicly announced by us or is no longer material.

Trading and Disclosure Restrictions Applicable to All Employees, Officers and Directors

The following trading and disclosure restrictions apply to all of our employees, officers and directors:

● If you have MNPI regarding the Company, you may not buy or sell (“trade”) or advise anyone else to trade in our securities until that information has been publicly disclosed.  This includes trading during an open window, as described below.

● If you have MNPI regarding any other company that you obtained from your employment or relationship with us, you must not trade or advise anyone else to trade in the securities of that other company until that information has been publicly disclosed.

● You must not disclose any MNPI concerning the Company (or concerning any other company that you obtained from your employment or relationship with us) to anyone inside the Company whose job does not require the person to have that information or outside the Company unless the disclosure is made in accordance with the Company’s disclosure and external communications policies.

● You may not (i) sell the Company’s securities short; (ii) buy or sell puts or calls or other derivative securities on the Company’s securities; and (iii) enter into hedging or monetization transactions or similar arrangements with respect to Company securities.

•                      You may not trade in puts or calls or engage in short sales with respect to Company securities.  Trading in “puts” and “calls” (publicly traded options to sell or buy stock) and engaging in short sales are often perceived as involving insider trading and they may focus your attention on the Company’s short-term performance rather than its long-term objectives.  In addition, Section 16(c) of the Exchange Act prohibits officers and directors from engaging in short sales.  Therefore, transactions in puts, calls and other derivative securities with respect to Company securities on an exchange or in any other organized market are prohibited by this policy, as are short sales of Company securities.

● You may not hold Company securities in a margin account, and you may not, without prior approval, pledge Company securities as collateral for any other loan.  Because a broker is permitted to sell securities in a margin account if the customer fails to meet a margin call, the securities can be sold at a time when the customer is aware of MNPI about the Company.  Also, a foreclosure sale under any other loan could also occur at a time when the borrower has MNPI about us.  Therefore, you may not hold Company securities in a margin account or pledge Company securities as collateral for a loan.  An exception to this prohibition may be granted in the case of a non-margin loan where you are able to clearly demonstrate the financial ability to repay the loan without resorting to the pledged securities.  A request for any such exception must be made to the Compliance Officer at least 10 days in advance of entering into the pledge agreement. Except as specifically noted in this Policy, our General Counsel serves as the Compliance Officer.

Trading Restrictions Applicable to Company Insiders

The following trading and disclosure restrictions apply to our members of the board of directors, executive officers and any other individuals designated by the Legal Department as “insiders” (collectively, “Company Insiders”).  From time to time, the Legal Department will designate Company Insiders and will inform such persons of this designation and a Company Insider’s specific responsibilities. If you are not informed of your designation as a Company Insider, then you are not subject to the following trading restrictions.  However, you are at all times subject to the other requirements set forth in this policy and applicable law.

● Company Insiders may not trade in Company securities outside of an open trading window.  For purposes of this policy, a “trading window” will commence after the close of trading two (2) full trading days following the Company’s public release of its quarterly operating results and end seven days prior to the end of each fiscal quarter.  The Company will count the day earnings are released as the first trading day if such release is made prior to market open. Company management may, in its discretion, close the window sooner or later than this designated date.  Any such deviation shall be documented in writing.

•                      A “trading window” refers to any time that a blackout period is not in effect.  During a trading window period, Company Insiders may trade in Company securities so long as they are not in possession of MNPI and subject to the requirements of this policy.

● Company Insiders may not trade during a trading window without prior approval.  During a trading window, Company Insiders may trade in Company securities only after obtaining the approval of the Compliance Officer.  If a Company Insider decides to engage in a transaction involving Company securities during a trading window, such Insider must notify the Compliance Officer in writing of the amount and nature of the proposed trade(s) and certify in writing that they are not in possession of MNPI concerning the Company.  A Company Insider must not engage in the transaction unless and until the Compliance Officer provides approval in writing.  Any determination by the Compliance Officer to disapprove a proposed trade will require the concurrence of the Chief Executive Officer (or the Chief Financial Officer if the Chief Executive Officer is unavailable).  The foregoing functions of the General Counsel will be undertaken by the Chief Executive Officer in the case of proposed trades by the General Counsel.  Proposed trades by the Chief Executive Officer will require approval by either the General Counsel or the Chief Financial Officer, acting as Compliance Officer.  The existence of these approval procedures does not in any way obligate the Compliance Officer to approve any transaction.

Special Trading Blackout Periods

From time to time, the General Counsel may designate special blackout periods, with the prior written approval of the Chief Executive Officer (or the Chief Financial Officer if the Chief Executive Officer is unavailable).  Such special blackout periods may be applicable to any employee, executive officer, or director of the Company and will depend on their access to MNPI regarding ongoing Company activities or developments.  During a Special Trading Blackout, persons designated as subject to the blackout may not trade in Company securities until such time as the General Counsel rescinds the blackout period.  Persons subject to the special trading blackout period may not disclose to any other employee, executive officers, director or to any third party that a special blackout period has been designated.

Transactions Covered by This Policy

This policy applies to any purchase or sale of (i) Company securities, including our common stock, options to purchase our common stock, any other type of securities that we may issue, such as preferred stock, convertible debentures and warrants, as well as exchange-traded options, other derivative securities, and puts, calls and short sales involving Company securities and (ii) the securities of certain other companies, including common stock, options to purchase common stock, any other type of securities that those other companies may issue, such as preferred stock, convertible debentures and warrants, as well as exchange-traded options, other derivative securities, and puts, calls and short sales involving those other companies’ securities.

Notwithstanding this general rule, this policy contains certain exceptions that are discussed in more detail below.

Definition of Material Non-public Information

Material information.  Information about our Company is “material” if there is a substantial likelihood that a reasonable shareholder or investor would consider it important in making a decision to buy, sell or hold our securities, or if the disclosure of the information would be expected to significantly alter the total mix of the information in the marketplace about us.  In simple terms, material information is any type of information that could reasonably be expected to affect the market price of our securities.  Both positive and negative information may be material.  Information that could be material about the Company includes:

● earnings estimates (including changes of previously announced estimates) or other earnings guidance;

● changes to previously announced earnings guidance, or decision to suspend earnings guidance;

● a significant change in our operations, projections or strategic plans;

● a Company restructuring;

● a potential merger, acquisition or tender offer;

● a potential sale of significant assets or subsidiaries or disposition of a significant asset;

● a pending or proposed joint venture;

● significant related party transactions;

● impending bankruptcy or the existence of severe liquidity problems;

● the gain or loss of a major supplier or customer;

● award or loss of a significant contract;

● material cybersecurity incidents, including vulnerabilities and breaches;

● significant developments in borrowings, or financings or capital investments;

● changes in accounting methods and write-offs;

● a declaration of a stock split, a public or private securities offering by us or a change in our dividend policies or amounts;

● the establishment of a repurchase program for Company securities;

● a change in senior management;

● a change in auditors or notification that the auditor’s report may no longer be relied upon;

● imposition of an event-specific restriction on trading in Company securities or the securities of another company or the extension or termination of such restriction; and

● pending or threatened significant litigation or government agency investigations, or resolution of such.

Material information is not limited to historical facts but may also include projections and forecasts. With respect to a future event, such as a merger, acquisition or introduction of a new product, the point at which negotiations or product development are determined to be material is determined by balancing the probability that the event will occur against the magnitude of the effect the event would have on a company's operations or stock price should it occur. Thus, information concerning an event that would have a large effect on stock price, such as a merger, may be material even if the possibility that the event will occur is relatively small. When in doubt about whether particular nonpublic information is material, you should presume it is material.

Non-public information.  Non-public information is information that is not generally available to the investing public.  If you are aware of material non-public information, you may not trade until the information has been widely disclosed to the public (for example, through a press release or filing with the Securities and Exchange Commission) and the market has had sufficient time to absorb the information.  For purposes of this policy, information will generally be considered public after the second full trading day following the Company’s public release of the information.  For example, if we publicly disclosed the information on a Tuesday, the first day that trading could occur would be Friday.

If you are not sure whether information is material or non-public, consult with the Compliance Officer for guidance before engaging in any transaction in Company securities.

Unauthorized Disclosure of Material Non-Public Information

You are prohibited from disclosing any MNPI concerning the Company (or any other company that you obtained from your employment or relationship with us) to anyone inside the Company whose job does not require the person to have that information or outside the Company unless the disclosure is made in accordance with the Company’s disclosure and external communications policies.

We are subject to laws that govern the timing of our disclosures of material information to the public and others.  Only certain designated employees may communicate on behalf of the Company with the news media, securities analysts and investors in accordance with the Disclosure Policy of the Company.  All inquiries from outsiders regarding MNPI about the Company should be forwarded to our Chief Financial Officer.

Consequences of Violating Insider Trading Laws or This Policy

The consequences of violating the securities laws or this policy can be severe.  They include

● paying civil penalties up to three times the profit made or loss avoided;

● paying a criminal penalty of up to $5 million for individuals; and/or

● serve a jail term of up to 20 years.

In addition, the Company and/or the supervisors of a person who violates these laws may also be subject to civil or criminal penalties if they did not take appropriate steps to prevent illegal trading.

Company Discipline.  If you violate this policy or insider trading or tipping laws, you may be subject to disciplinary action by the Company, up to and including termination.

Reporting of Violations.  Any employee, officer or director who violates this policy or any federal or state laws governing insider trading or tipping, or knows of any such violation by any other employee, officer or director, must report the violation immediately to the Compliance Officer.

Exceptions to This Policy

Certain transactions in Company securities are not prohibited by this policy.  These are:

Stock Option Exercises.  This policy does not apply to your exercise of an employee stock option.  It also does not apply to your election to have the Company withhold shares subject to an option to satisfy tax withholding requirements.  This policy does, however, apply to sales of shares received upon exercise of an option, including any broker-assisted cashless exercise of an option, or any other market sale for the purpose of generating the cash needed to pay the exercise price of an option.

Restricted Stock Awards and Restricted Stock Units. This policy does not apply to the vesting of restricted stock or restricted stock units, or the withholding of shares of stock to satisfy tax withholding requirements upon the vesting of any restricted stock or restricted stock units. The policy does apply, however, to any subsequent market sale of restricted stock.

Rule 10b5-1 Trading Plans.  This policy does not apply to trading in Company securities if the trades occur pursuant to a prearranged trading plan that complies with Rule 10b5-1(c) under the Securities Exchange Act of 1934, as amended, as well as any Company policies or guidelines concerning such plans and has been precleared by our Compliance Officer.  Rule 10b5-1(c) provides an affirmative defense from insider trading liability for trades that occur pursuant to a prearranged “trading plan” that meets certain specified conditions.  You must enter into the trading plan at a time when you were not aware of any MNPI.  In addition, the establishment and operation of the trading plan, as well as any modification or termination of the plan prior to its scheduled expiration date, must (a) comply with the requirements of Rule 10b5-1(c) and any Company policies or guidelines concerning such plans, and (b) be precleared by our Compliance Officer.  In preclearing the establishment, operation, modification or termination of a trading plan, neither the Company nor the Compliance Officer will be responsible for determining whether the plan is in compliance with the provisions of Rule 10b5-1(c).  Compliance with Rule 10b5-1(c) is solely your responsibility.

Other Transactions.  This policy does not apply to philanthropic contributions of to a 501(c)(3) or similar organization; gifts of Company securities to an individual (unless the donor has reason to believe that the recipient intends to sell the shares during the current blackout period); or transfers of Company securities to or from a trust.

Specific Exceptions.  Specific exceptions to this policy may be made with the approval of the Compliance Officer when the person requesting approval does not possess MNPI, personal circumstances warrant the exception and the exception would not otherwise contravene the law or the purposes of this policy.  Any request for an exception should be directed to the Compliance Officer.  The Compliance Officer’s discretion is limited to extraordinary personal financial emergencies.  All requests and exceptions shall be in writing, and the person requesting approval shall certify in writing that they do not possess MNPI and provide evidence confirming the existence of a personal hardship.  All waivers must be reported to the Audit Committee of the Board of Directors.

Information about the Compliance Officer

Except in circumstances specifically noted herein, we have designated the Company’s General Counsel as the Compliance Officer for this policy.  If you have any questions about this policy, you should contact the Compliance Officer.

Post-Termination Transactions

This policy will continue to apply to you after your employment or service has terminated with the Company until such time as any MNPI that you possessed when your service terminated has become public or is no longer material.

Company Assistance

If you have a question about this policy or whether it applies to a particular transaction, contact our General Counsel for additional guidance.  The General Counsel may be contacted at legal@nextnav.com.

Effective February 2026